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Exhibit 2.2
Final Version

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the "Agreement") is made as of this 10th day of March, 2000, by and among Amerimax Home Products, Inc., a Delaware corporation ("Purchaser"), Gutter World, Inc. ("GWI") and Global Expanded Metals, Inc. ("GEM"), each a Georgia corporation (collectively, the "Seller"), and all of the stockholders of GWI and GEM as set forth on the signature page of this Agreement (collectively, the "Stockholders").

W I T N E S S E T H:

WHEREAS, Purchaser desires to purchase and Seller desires to sell substantially all of the assets of Seller relating to the conduct of Seller's distribution, expanded metal and fabrication business (collectively, the "Business"); and

WHEREAS, the parties hereto desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the consummation of the transactions contemplated herein and certain additional agreements related thereto.

NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
PURCHASE AND SALE OF PURCHASED ASSETS

1.1  Assets to Be Acquired.  Except as set forth in Section 1.2 hereof, subject to the terms and conditions of this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell to Purchaser, as of the Closing (as hereinafter defined), good and marketable title in and to all of the tangible and intangible assets of Seller used or held for use by Seller in the conduct of the Business, free and clear of all claims, liens, encumbrances, security interests and similar interests of any kind or nature whatsoever (collectively, the "Purchased Assets"), including, without limitation, the following:

(a)  Fixed Assets.  All of Seller's machinery, appliances, equipment, including computer hardware and software to the extent assignable, tools, supplies, leasehold improvements, construction in progress, and furniture and fixtures, used or held for use by Seller in connection with the Business, whether situated at the premises of Seller or the premises of third parties, including, without limitation, those items listed on Schedule 3.13 to be delivered by Seller ten (10) days prior to Closing (the "Fixed Assets").

(b)  Contracts.  All of Seller's right, title and interest under the Contracts (as defined in Section 3.16 below) listed on Schedule 3.16 attached hereto.

(c)  Accounts Receivable.  All accounts receivable of Seller outstanding as of the Closing (collectively, "Accounts Receivable").

(d)  Intellectual Property.  All Intellectual Property (as defined in Section 3.17 below) of Seller relating to the Business including, without limitation, tradenames (including "Gutter World" and "Global Expanded Metals"), trademarks, service marks, website, website domain name, patents (including, without limitation, all divisionals, continuations, continuations-in-part, reexams, reissues, extensions and foreign counterparts of such patents) and inventions, customer lists, business records, goodwill and other intangible assets, including, without limitation, those listed on Schedule 3.17(a) attached hereto.

(e)  Licenses.  All of Seller's licenses, consents, permits, variances, certifications and approvals of governmental agencies used or held for use in connection with the Business, to the extent assignable, to be listed on Schedule 3.7 to be delivered by Seller 10  days prior to Closing.

(f)  Deposits.  All prepaid expenses, security and other deposits, including, without limitation, those items to be listed on Schedule 3.10 to be delivered by Seller 10 days prior to Closing (collectively, the "Deposits").

(g)  Cash.  All cash, cash in bank or other financial institution accounts and cash equivalents (including without limitation, undeposited checks) of Seller and on hand at the Closing.

(h)  Inventory.  All of Seller's inventory on hand at the Closing, excluding any and all product, tooling, equipment or inventory related to the Gutter Great product (collectively, the "Inventory").

(i)  Books and Records.  All of Seller's books, records (including, without limitation computer records), files and other materials relating to the Purchased Assets and the Business.

(j)  Personal Property.  All supplies and other personal property of Seller related to the Purchased Assets and the Business.

(k)  Real Property Lease.  All of Seller's interest in and rights as lessee under the real property lease by and between Seller and Kuniansky Holdings, Ltd. and Petula Associates, Ltd., dated October 30, 1997, as amended by First Amendment to Lease, dated September 2, 1998, constituting the "Additional Property Lease" referenced in Section 3.18 below.

(l)  Vehicles.  All of the vehicles owned or leased by Seller and used in the Business, to be set forth on Schedule 1.1(l) to be delivered by Seller 10 days prior to Closing.

1.2  Excluded Assets.  Purchased Assets shall not include airplanes, hangars and related aviation assets, bug and pest extermination assets, the Gutter Great assets, the Georgia Dome contract, the software developed by Seller for use by the Business, or any software businesses developed by Seller (such excluded assets constituting part of the businesses of Seller not related to the Business), as will be more particularly described on Schedule 1.2 to be delivered by Seller 10 days prior to Closing (collectively the "Excluded Business".)

1.3  Closing.  The closing of the transactions contemplated herein (the "Closing") shall take place not later than five business days following expiration of the waiting period under the HSR Act (as defined below) at the offices of Purchaser's counsel or by the exchange of documents and instruments by mail, courier, telecopy or wire transfer to the extent mutually acceptable to the parties hereto or such other date as is mutually agreed upon by the parties hereto (such date to be herein referred to as the "Closing Date"). All computations, adjustments, and transfers for the purposes hereof shall be effective as 12:01 a.m. on the Closing Date.

ARTICLE II
PURCHASE PRICE; ASSUMPTION OF LIABILITIES

2.1  Purchase Price.  Subject to the adjustments set forth herein and the other terms and conditions of this Agreement, the Purchase Price ("Purchase Price") for the Purchased Assets shall be determined in the manner set forth in subparagraphs (a) and (b) below.

(a)  Cash Payment at Closing.  At the Closing, $43.0 million shall be paid by Purchaser to Seller in immediately available funds, subject to the following adjustments (the "Cash Payment at Closing"):

(i)  Capital Expenditures Adjustment.  The Cash Payment at Closing shall be increased by the actual amount of all capital expenditures of Seller from December 1, 1999 through the Closing for capital assets that are part of the Purchased Assets, except that, after the date hereof, such capital expenditures shall be made only upon the mutual agreement of the parties hereto.

(ii)  Working Capital Adjustment.  The Cash Payment at Closing shall be increased by the amount that Seller's "Working Capital" at Closing is more than $2.6 million and decreased by the amount that Seller's "Working Capital" at Closing is less than $2.3 million. As used herein, the term "Working Capital" means the sum of the current assets (to the extent the current assets of Seller are included in the Purchased

Assets (as defined in Section 1.1 above) minus the sum of the current liabilities of Seller (to the extent that the current liabilities of Seller are included in the Assumed Liabilities (as defined in Section 2.3 below) as determined in accordance with generally accepted accounting principles ("GAAP"), and in a manner consistent with Seller's prior year's practices. For purposes of determining the Working Capital, (i) the Accounts Receivable shall be that which arose in the ordinary course to creditworthy customers, and the inventory shall be that which is currently salable, and (ii) no accounting reserve will be made for the Accounts Receivable or the Inventory because none has been made in the Seller 1999 Audited Financial Statements (as defined in Section 3.8 below). Within 30 business days following the Closing, the Working Capital as of the Closing shall be reported by Seller to Purchaser. In the event Purchaser disagrees with Seller's determination of the Working Capital as of the Closing, then Purchaser shall notify Seller in writing within 10 business days after receipt of Seller's calculation of the Working Capital as of the Closing, setting forth in reasonable detail the basis for such dispute. If Purchaser does not provide such notice within such 10 business day period, then the determination of the Working Capital as of the Closing by Seller shall be final, binding and conclusive upon the parties hereto. If Purchaser does provide such notice, Purchaser and Seller shall attempt in good faith to reconcile their differences and any resolution by them as to any disputed amount shall be final, binding and conclusive upon each of the parties hereto. If Purchaser and Seller fail to reach a resolution within 10 business days after Seller's receipt of Purchaser's written notice of dispute, Purchaser and Seller shall submit the items remaining for resolution to Deloitte & Touche LLP or such other national accounting firm as may be agreed upon by Purchaser and Seller (the "Independent Accounting Firm"), which shall within 30 business days of submission resolve and report to Seller and Purchaser upon such remaining disputed items, and such report shall be final, binding and conclusive upon each of the parties hereto. Purchaser and Seller agree that the party which claims the greatest variance in Working Capital from that finally determined by the Independent Accounting Firm shall be responsible for the fees and disbursements of the Independent Accounting Firm in connection with the resolution of such dispute. Seller or Purchaser, as the case may be, shall pay the adjustment to the Working Capital within 5 business days following its determination by the parties or the Independent Accounting Firm.

(b)  Escrow Fund.  At the Closing, Purchaser shall deliver $2,000,000 (the "Escrow Fund") into escrow pursuant to the Escrow Agreement among Purchaser, Seller, Stockholders' Representative (as defined below) and SunTrust Bank, N.A., as escrow agent (the "Escrow Agent") thereunder (the "Escrow Agreement"), substantially in the form attached hereto as Exhibit 2.1, and satisfactory to Escrow Agent and its counsel. The cost of the Escrow Agent shall be borne by Seller. The Escrow Fund shall be paid from escrow to Seller on February 15, 2001, or such earlier date, if any, as may be elected and directed by the joint written instruction of Purchaser and the Stockholders' Representative. Simultaneously with the payment of the Escrow Fund to Seller, all interest earned thereon shall be paid to Purchaser.

2.2  Intentionally omitted.

2.3  Assumed Liabilities.  Purchaser agrees to assume from and after the Closing only the following liabilities and obligations of Seller relating to the Business (the "Assumed Liabilities"):

(a)  the rights and obligations of Seller arising from and after the Closing under the Contracts (as hereinafter defined);

(b)  the rights and obligations of Seller arising from and after the Closing under the Real Property Leases (as hereinafter defined);

(c)  Seller's normal, customary and current accounts payable due to Seller's unaffiliated trade creditors (the "Accounts Payable") incurred in the ordinary course of the business of Seller and outstanding as of the Closing (excluding bank debt and Stockholder distributions); provided, however, that Purchaser shall not assume any of the Seller Transaction Expenses, as defined and provided in Section 5.11 hereof;

(d)  the accrued vacation and sick pay (after giving effect to all compensation, benefits, FICA and similar costs attributable to such accrued vacation and sick pay) (the "Accrued Vacation") for those employees of Seller hired by Purchaser at the Closing; and

(e)  those additional current liabilities of Seller at Closing expressly set forth on Schedule 2.3(e) attached hereto (the "Additional Liabilities").

Except for the Assumed Liabilities, Purchaser shall not assume, nor shall it be liable for, any liability, debt, obligation, claim against or contract of Seller of any kind or nature whatsoever, at any time existing or asserted, whether or not accrued, whether fixed, contingent or otherwise, whether known or unknown, whether related to the Business or the Purchased Assets, and whether or not recorded on the books and records of Seller. On or before the Closing, Seller shall pay or make adequate provision for the payment of all of its liabilities on a timely basis (other than the Assumed Liabilities).

2.4  Allocation of Purchase Price Among Purchased Assets.  Each payment of the Purchase Price shall be allocated between GWI and GEM in the manner set forth on Schedule 2.4 attached hereto. The Purchase Price shall be allocated for tax purposes among each item or class of Purchased Assets as mutually agreed by Purchaser and Seller and set forth on Schedule 2.4 attached hereto. Seller and Purchaser agree that they will prepare and file any notice or other filing required pursuant to Section 1060 of the Code, and that any such notices or filings will be prepared based upon such tax allocation of the Purchase Price. Purchaser agrees to send to Seller a completed copy of its Form 8594 ("Asset Acquisition Statement under Section 1060"), completed in accordance with Schedule 2.4, with respect to this transaction prior to filing such form with the Internal Revenue Service.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF
SELLER AND STOCKHOLDERS

In order to induce the Purchaser to enter into this Agreement and consummate the transactions contemplated hereby, the Stockholders, GWI and GEM, jointly and severally, represent and warrant to Purchaser as follows, each of which representations and warranties is material to and relied upon by the Purchaser.

3.1  Organization and Authority of Seller.  GWI and GEM are corporations duly organized, validly existing and in good standing under the laws of the State of Georgia. GWI and GEM are duly qualified as a foreign corporations in all jurisdictions in which the conduct of its business or the ownership of its properties requires such qualification and Schedule 3.1 attached hereto lists all the states where GWI and GEM are so qualified. GWI and GEM have all necessary corporate power and authority to own, lease and operate its properties and conduct its business as it is currently being conducted. GWI and GEM do not own, directly or indirectly, any equity interest in any corporation, partnership, joint venture, or other entity.

3.2  Corporate Power and Authority; Due Authorization.  GWI and GEM each has full corporate power and authority, and each Stockholder has full power and authority, to execute and deliver this Agreement and each of the Seller's Transaction Documents (as defined in Section 7.4 hereof) to which GWI and GEM or any of the Stockholders is or will be a party and to consummate the transactions contemplated hereby. Prior to the Closing, the directors and the Stockholders of GWI and GEM shall have duly approved and authorized the execution and delivery of this Agreement and each of the Transaction Documents to which GWI or GEM is or will be a party and the consummation of the transactions contemplated hereby and thereby, and no other corporate proceedings shall then be necessary for such purposes. Assuming that this Agreement and each of Seller's Transaction Documents which are also Purchaser's Transaction Documents (as defined in Section 8.4 below) constitutes a valid and binding agreement of the Purchaser, this Agreement and each of Seller's Transaction Documents constitutes, or will constitute when executed and delivered, a valid and binding agreement of GWI or GEM and/or the Stockholders, as the case may be, in each case enforceable in accordance with its terms, subject to laws of general application affecting creditors' rights and subject to general equitable principles. The duly elected directors and officers of GWI and GEM are set forth on Schedule 3.2 attached hereto.

3.3  Title to Assets.  At the Closing, GWI and GEM will each deliver to Purchaser good and marketable title to their respective Purchased Assets, free and clear of any mortgages, liens, pledges, security interests, encumbrances, claims or similar rights of every kind and nature.

3.4  No Conflict; Required Consents.  Assuming all consents, approvals, authorizations and other actions on Schedule 3.4 attached hereto have been obtained or taken prior to Closing, the execution and delivery by Seller and the Stockholders of this Agreement and the Seller's Transaction Documents, and the consummation by Seller and each of the Stockholders of the transactions contemplated hereby and thereby do not and will not (a) require the consent, approval or action of, or any filing with or notice to, any corporation, firm, person or other entity or any public, governmental or judicial authority; (b) violate the terms of any instrument, document or agreement to which Seller or any of the Stockholders is a party, or by which Seller or any of the Stockholders or the property of Seller or any of the Stockholders is bound, or be in conflict with, result in a breach of or constitute (upon the giving of notice or lapse of time or both) a default under any such instrument, document or agreement, or result in the creation of any lien upon any of the property or assets of Seller or any of the Stockholders; (c) violate Seller's Articles of Incorporation or Bylaws; or (d) violate any order, writ, injunction, decree, judgment, ruling, law, rule or regulation of any federal, state, county, municipal, or foreign court or governmental authority applicable to Seller or any of the Stockholders, or the Business or assets of Seller. Neither Seller nor any of the Stockholders is subject to, or is a party to, any mortgage, lien, lease, agreement, contract, instrument, order, judgment or decree or any other restriction of any kind or character which would prevent or hinder the continued operation of the Business of Seller after the Closing on substantially the same basis as theretofore operated.

3.5  Capitalization of Seller.  Schedule 3.5 attached hereto is a true, correct and complete list of the authorized capital stock, par value per share, number of issued and outstanding shares of capital stock and number of treasury shares for GWI and GEM. All outstanding shares of capital stock have been duly authorized, and are validly issued, fully paid and nonassessable and are owned of record and beneficially solely by the persons and in the amounts set forth on Schedule 3.5. No one other than the Stockholders has any beneficial or record interest in the capital stock of Seller. Each Stockholder represents and warrants that he is the lawful owner of, and has good and marketable title to, the number of shares of outstanding capital stock as shown on Schedule 3.5 as being owned by him, free and clear of any mortgage, pledge, claim, lien, charge, encumbrance or other right in any third party (including any right to purchase, vote or direct the voting of, any shares thereof). Seller has not issued any convertible securities, options, warrants, or entered into any contracts, commitments, agreements, understandings, arrangements or restrictions by which it is bound to issue any additional shares of its capital stock or other securities.

3.6  Compliance with Laws.  Except as disclosed on Schedule 3.6 attached, Seller is not in violation of, and has not violated, any applicable Federal, state, local or foreign or other law, regulation or order or any other requirement of any governmental, regulatory or administrative agency or authority or court or other tribunal (collectively, "Governmental Authority") relating to Seller or the Purchased Assets (including, but not limited to, any law, regulation, order or requirement relating to state or local sales and use taxes, securities, properties, business, products, manufacturing processes, advertising, sales or employment practices, state or Federal franchise or business opportunity laws, terms and conditions of employment, wages and hours, safety, occupational safety, health or welfare conditions relating to premises occupied, environmental protection, product safety and liability or civil rights); and Seller is not now charged with, and to the knowledge of Seller and the Stockholders, Seller is not now under investigation with respect to any possible violation of any applicable law, regulation, order or requirement relating to any of the foregoing in connection with Seller or the Purchased Assets, and Seller has filed all reports required to be filed with any Governmental Authority.

3.7  Licenses and Permits.  Seller holds and is in compliance with all licenses and permits, to be listed on Schedule 3.7 to be delivered by Seller 10 days prior to Closing, and such list shall contain all of the licenses, permits, approvals and authorizations necessary or required for the use or ownership of Seller's assets and the operation of Seller's Business (collectively, the "Licenses and Permits"). Neither Seller nor any of the Stockholders has received written notice of, nor do they have any knowledge of, any violations in respect of any such licenses, permits, approvals or authorizations. No proceeding is pending or, to the knowledge of Seller or any of the Stockholders, is threatened, which seeks revocation or limitation of any such licenses, permits, concessions, grants, franchises, approvals or authorizations.

3.8  Financial Information.

(a)  The independent certified public accountant designated by Seller has completed and delivered to GWI, GEM and Purchaser (i) the audited balance sheets of GWI and GEM at December 31, 1999 (collectively, the "Seller 1999 Audited Balance Sheets"), and (ii) the related audited income statements and related financial information for such 12-month period then ended (collectively, the "Seller 1999 Audited Income Statements") each containing an unqualified report of such independent certified public accountant (the Seller 1999 Audited Balance Sheets and the Seller 1999 Audited Income Statements are hereinafter collectively referred to as the "Seller 1999 Audited Financial Statements"). Purchaser's independent accountants may review such audit at the sole expense of Purchaser. The Seller 1999 Audited Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied. The Seller 1999 Audited Financial Statements, together with adjustments to exclude operating results, assets and liabilities of the Excluded Business (as defined in Section 1.2), shall be attached to this Agreement as Schedule  3.8. Seller and the Stockholders represent and warrant that the Seller 1999 Audited Balance Sheets fairly present the condition of Seller relating to the Business as of December 31, 1999, and the Seller 1999 Audited Income Statements fairly present the results of the operations of the Business of Seller for the period then ended. Seller and Stockholders represent and warrant that the Seller 1999 Audited Financial Statements do not contain any untrue statements of material fact or omit to state any material fact necessary in order to make the statements contained in this paragraph or the documents referenced in this paragraph not misleading. The Seller's 1999 Audited Income Statements and the Unaudited Financial Statements do not contain any items of special or non-recurring income, except as specifically identified therein.

(b)  Neither GWI nor GEM is, nor has either been during the year immediately preceding the execution of this Agreement, insolvent within the meaning of 11 U.S.C. §101(31). GWI and GEM are each paying their debts in all material respects as they become due unless such debts are subject to a bona fide dispute.

(c)  The 1999 EBITDA is not less than $7.1 million. "1999 EBITDA" means the operating earnings of the Business before interest, taxes, depreciation, amortization and other non-operating income, gains, losses and expenses during the fiscal year ended December 31, 1999, as adjusted in the manner set forth on Schedule 3.8(c) attached hereto.

3.9  Sufficiency of Assets.  The Purchased Assets constitute all of the material assets and rights of any nature with which Seller has conducted the Business for the twelve month period prior to the Closing Date, subject only to additions and deletions in the ordinary course of business. The Purchased Assets are held solely by, and all agreements, obligations, expenses and transactions related to Seller's Business have been entered into, incurred and conducted solely by, Seller. The Purchased Assets are in good operating condition and repair, ordinary wear and tear excepted.

3.10  Deposits.  Not less than 10 days prior to the Closing, Seller will deliver to Purchaser as Schedule 3.10 a true, correct and complete list of all Deposits of Seller, setting forth the amount of each Deposit.

3.11  Accounts Payable.  Seller has delivered to Purchaser a true, correct and complete list of Seller's Accounts Payable as of February 16, 2000. The Accounts Payable schedule will be updated through the Closing and the Closing Date and delivered to Purchaser at the Closing Date. None of the Accounts

Payable is overdue. All of the Accounts Payable are normal, customary and current Accounts Payable and were incurred in the ordinary course of Business of Seller.

3.12  Tax Returns and Payments.  Seller has correctly and timely filed all Tax Returns (as defined in Section 5.10 below) required by law to be filed on or before the date of this Agreement and shall correctly and timely file all Tax Returns required by law to be filed on or prior to the Closing Date. All such Tax Returns are true, correct and complete in all respects to the best of Seller's knowledge and belief, and all amounts shown as owing thereon have been paid. No penalties, interest or other charges are or will be due with respect to the late filing of any such Tax Returns. Seller has made all estimated Tax (as defined in Section 5.10 below) payments required to be made under the Code. Taxes for all Tax periods (or portions thereof) ending prior to or on the Closing Date have been, or prior to the Closing shall be, fully paid. Neither Seller nor any of the Stockholders has received a claim of Taxes due or notice of any such claims from any Tax Authority (as defined in Section 5.10 below) with respect to Seller. There are no pending or, to Seller's or Stockholders' knowledge, threatened audits, investigations or claims by any Tax Authority for or relating to any liability in respect of Taxes. No state, federal or local tax liens exist with respect to Seller or any of the Stockholders or any of Seller's assets, other than liens, if any, for taxes not yet due and payable. Neither Seller nor any of the Stockholders has entered into any agreements or waivers extending the time for the assessment of any Tax that remain in effect. Prior to the execution of this Agreement, Seller has provided to Purchaser true, correct and complete copies of Seller's federal and state income tax returns for 1996, 1997 and 1998, which returns were properly signed by Seller and timely filed with the Internal Revenue Service and appropriate state tax authorities, if any.

3.13  Fixed Assets.  The Fixed Assets include all of the furniture, fixtures, equipment and vehicles owned and used by Seller in the operation of its Business. Except as shall be specifically set forth on Schedule 3.13 to be delivered by Seller ten (10) days prior to Closing, each of the Fixed Assets is in good operating condition and repair, normal wear and tear excepted. A true, correct and complete list of the Fixed Assets and the location thereof will be set forth on Schedule 3.13 to be delivered by Seller ten (10) days prior to Closing.

3.14  Accounts Receivable.  Seller has delivered to Purchaser a true, correct and complete list of all Accounts Receivable of Seller as of February 16, 2000 showing the aging and time period for collection thereof, and all such Accounts Receivable listed thereon are bona fide, arose in the ordinary course of business, and are not subject to any disputes or offsets, except as noted in Schedule 3.14 attached hereto. The Accounts Receivable schedule will be updated through the Closing Date and delivered to Purchaser on the Closing Date. All such Accounts Receivable are current and shall be collected in accordance with their terms within 90 days after the Closing Date, at their recorded amounts.

3.15  Bank Accounts.  Five days prior to Closing, Seller shall provide Schedule 3.15 which shall contain a true, complete and correct list showing the name and location of each bank or other institution in which Seller has any deposit account, together with a listing of account numbers and names of all persons authorized to draw thereon or have access thereto.

3.16  Contracts.  Schedule 3.16 sets forth a true and complete list of all written or oral contracts, customer contracts, vendor and other agreements to which Seller is a party relating to the Business, except for the Existing Real Property Leases (defined in Section 3.18 below) and any contract, agreement or understanding involving an aggregate annual expenditure of less than $5,000 and which is terminable at will or within 30 days (collectively, the "Contracts"). Prior to execution of this Agreement, Seller and the Stockholders have provided to Purchaser true, correct and complete copies of the Contracts, including any and all amendments and waivers thereto. Such Contracts are valid, legally binding and enforceable against the parties thereto subject to laws of general application in effect affecting creditors' rights and subject to the exercise of judicial discretion in accordance with general equitable principles. Neither Seller nor, to the knowledge of Seller and the Stockholders, any other party to any of the Contracts, is in breach of, or in default under, any of the Contracts, and no event has occurred which, with the giving of notice or lapse of time, or both, would constitute a default by Seller or, to the knowledge of Seller and the Stockholders, any other party to any of the Contracts. Except as specifically set forth on Schedule 3.16 attached hereto, the assignment of any of the Contracts to the Purchaser in accordance with this Agreement will not constitute a breach or violation of such Contract. None of the Contracts requires Seller to sell goods or provide services which Seller knows or has reason to believe are at prices which would result in a negative incremental gross margin on such sale or provision of said goods or services, or which provide terms or conditions which Seller cannot reasonably expect to satisfy or fulfill in their entirety in the ordinary course of business consistent with past practices.

3.17  Intellectual Property.

(a)  Schedule 3.17(a) attached hereto shall list the corporate name, all tradenames, trademarks, service marks, copyrights, website, website domain name, patents, patent applications, patent rights (including, without limitation, patent licenses), software licenses, customer lists and intangible assets used by Seller in the operation of its Business, or to which Seller is otherwise a party (collectively, "Intellectual Property") and Seller owns and/or has the sole and exclusive right to use all of the Intellectual Property. Upon the consummation of the transactions contemplated hereby and compliance with applicable laws as to the assignment of such Intellectual Property, the Purchaser will have the sole and exclusive right to own and use the Intellectual Property. No claims have been asserted and no claims are pending nor, to Seller's or the Stockholders' knowledge, threatened by any person or entity, as to the use of any such Intellectual Property or challenging or questioning the validity or effectiveness of any state or federal registration of the Intellectual Property. Seller's use of the Intellectual Property, and the Purchaser's continued use of the Intellectual Property following the Closing in the same manner as heretofore used by Seller, does not and will not infringe on the rights of any person or entity.

(b)  Except as set forth on Schedule 3.17(b) to be delivered 10 days prior to Closing, Seller has tested all software, hardware and other devices containing or utilizing electronic components used in the performance of the business obligations and operations of Seller (collectively, the "Hardware and Software"), and the Hardware and Software perform satisfactorily in the operation of the Business. Except as shall be noted on Schedule 3.17(b), all of the Hardware and Software has functioned and shall function normally before, during and after the change from year 1999 to the year 2000. Seller shall set forth on Schedule 3.17(b) a list of all correspondences, notices, agreements and documents received by Seller from, or sent by Seller to, any suppliers or customers of Seller with respect to matters relating to the testing, use or performance of the Hardware and Software or other devices containing or utilizing electronic components and the function of such Hardware and Software, components and devices for, during or after the change from year 1999 to the year 2000.

3.18  Real Property Lease.

(a)  Except for Purchaser's leasehold with respect to the property situated at 2745 Bankers Industrial Drive, Atlanta, Georgia (the "Main Plant Property") and the property situated at 4420-A, 4420-B and 4420-C Bankers Circle, DeKalb County, Atlanta, Georgia (the "Additional Property") (the Main Plant Property and the Additional Property collectively herein the "Leased Property"), Seller holds no interest in real property (including, but not limited to any interest as a fee owner or any interest as lessor, lessee, sublessor, sublessee, assignor, assignee or guarantor or other surety).

(b)  The Main Plant Property is presently leased by Seller under a lease agreement dated April 16, 1998 between Seller as tenant and Auto Parts Wholesale, Inc. as landlord (the "Existing Main Plant Lease"). On or before the Closing, Seller and the landlord will terminate the Existing Main Plant Lease to permit Purchaser to enter into a new lease for the Main Plant Property at the Closing in accordance with Section 7.10 below.

(c)  The Additional Property is presently leased by Seller under a lease agreement by and between Seller and Kuniansky Holdings, Ltd. and Petula Associates, Ltd., dated October 30, 1997, as amended by First

Amendment to Lease, dated September 2, 1998 (the "Additional Property Lease"). The Additional Property Lease shall be transferred and assigned by Seller to Purchaser at the Closing. Prior to such assignment, Seller agrees to use its best efforts to amend the Additional Property Lease to (i) include an option by tenant to extend the lease for two three year periods and (ii) expand the permitted use section of the lease to include light fabrication and packaging activities. Seller has delivered to Purchaser true and complete copies of the lease for the Additional Property Lease (the "Additional Property Lease"), including any and all amendments and waivers thereto. The Additional Property Lease constitutes the valid and binding agreement of the parties thereto enforceable against the parties thereto subject to laws of general application in effect affecting creditors' rights and subject to general equitable principles.

(d)  Except as disclosed on Schedule 3.18 attached, to the knowledge of Seller or the Stockholders, there is no development, occurrence or condition affecting the Leased Property that has occurred or is pending or that might restrict in any respect the present or future use of the Leased Property for the purpose for which it is used. Except as disclosed on Schedule 3.18 attached, neither Seller nor, to the knowledge of Seller or the Stockholders, any other party to the Additional Property Lease has breached any provision of, or is in default in any respect under, the terms of such leases, nor does there exist any event which, with notice or the lapse of time or both, would constitute a breach or cause a default under the terms of any such leases.

(e)  No Governmental Authority having jurisdiction over the Leased Property has provided any written or oral communication or notice or order to Seller or the Stockholders (or, to the knowledge of Seller and the Stockholders, to the landlord for the Leased Property) that adversely affects the operation of the Leased Property as presently conducted. Without limiting the foregoing, no state, county or municipal department or division has provided any written or oral communication or notice or order to Seller or the Stockholders that adversely affects the operation of the Leased Property as presently conducted.

(f)  To the knowledge of Seller or the Stockholders, there are no condemnation or eminent domain proceedings pending, threatened or contemplated against the Leased Property or any part of the Leased Property, and neither Seller nor any Stockholder has received any written or oral communication or notice of the desire of any Governmental Authority or other entity to take or use the Leased Property or any part of the Leased Property.

3.19  Litigation; Judgments.  Except as set forth on Schedule 3.19 attached hereto, there is no action, proceeding or investigation pending or, to Seller's or any Stockholder' knowledge, threatened against or involving Seller or any of the Stockholders relating to the Purchased Assets or the Business, nor is there any action or proceeding pending or, to the knowledge of Seller or any of the Stockholders, threatened before any court, tribunal or governmental body seeking to restrain or prohibit or to obtain damages or other relief in connection with the consummation of the transactions contemplated by this Agreement, or which might adversely affect the Business or the Purchased Assets, or Seller's or the Stockholders' ability to consummate the transactions contemplated by this Agreement and the Seller's Transaction Documents to which Seller or any Stockholder is a party. Neither Seller nor any of the Stockholders is subject to any judgment, order or decree, or entered in or become subject to any lawsuit or proceeding relating to the Purchased Assets or the operation of the Business, except as set forth in Schedule 3.19.

3.20  Insurance.  Seller maintains property, fire, casualty, worker's compensation, general liability insurance and other forms of insurance relating to its assets and the operation of its Business against risks of the kind insured against and in amounts insured (and, where appropriate, in amounts not less than the replacement cost of the Purchased Assets) each of which policies is written on an occurrence basis. Seller shall maintain such insurance policies in full force and effect through the Closing Date, except that Seller agrees to maintain workers' compensation insurance relating to its Business through Closing and such policy shall cover incurred but not reported occurrences which occur on or before the Closing Date. At Closing, Seller shall deliver Schedule 3.20 which shall list all of the insurance policies maintained by Seller, which schedule includes the name of the insurance provider, the policy number, a description of the type of insurance covered by such policy, the dollar limit of the policy, and the annual premiums for such policy.

3.21  Benefit Plans and ERISA.

(a)  Schedule 3.21 attached hereto sets forth a true and complete list of each "employee benefit plan" (as defined by Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), and any other bonus, profit sharing, pension, compensation, deferred compensation, stock option, stock purchase, fringe benefit, severance, post-retirement, scholarship, disability, sick leave, vacation, individual employment, commission, bonus, payroll practice, retention, or other plan, agreement, policy, trust fund or arrangement (each such plan, agreement, policy, trust fund or arrangement is referred to herein as an "Employee Benefit Plan", and collectively, the "Employee Benefit Plans") that is currently in effect, was maintained since December 31, 1992 or which has been approved before the date hereof but is not yet effective, for the benefit of (i) directors or employees of Seller working in the Business or any other persons performing services for Seller in the Business, (ii) former directors or employees of Seller working in the Business or any other persons formerly performing services for Seller in the Business, and/or (iii) beneficiaries of anyone described in (i) or (ii) (collectively, "Business Employees") or with respect to which Seller or any "ERISA Affiliate" (hereby defined to include any trade or business, whether or not incorporated, other than Seller, which has employees who are or have been at any date of determination occurring within the preceding six (6) years, treated pursuant to Section 4001(a)(14) of ERISA and/or Section 414 of the Code as employees of a single employer which includes Seller) has or has had any obligation on behalf of any Business Employee. Except as disclosed on Schedule 3.21 attached hereto, there are no other benefits to which any Business Employee is entitled.

(b)  Except as set forth in Schedule 3.21, each Employee Benefit Plan is in compliance with the provisions of ERISA and the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to it. Except as set forth in Schedule 3.21, Seller has not maintained or contributed to any plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code during its last six (6) fiscal years, and each plan maintained by an ERISA Affiliate which is subject to Title IV of ERISA or Section 412 of the Code is fully accrued and funded in compliance with ERISA and the Code as of the Closing Date, and if any such plan or plans were terminated as of the Closing Date, the termination would satisfy the minimum funding requirements of ERISA and the Code. All Employee Benefit Plans which are "pension plans" as defined in Section 3(2) of ERISA have received favorable determination letters from the Internal Revenue Service as to their tax-qualified status and the tax-exempt status of any related trust under Sections 401(a) and 501 of the Code, respectively, which determinations are currently in effect.

(c)  Purchaser shall not, as a result of the transactions contemplated by this Agreement (or any employment by Purchaser of Business Employees): (i) become liable for any contribution, tax, lien, penalty, cost, interest, claim, loss, action, suit, damage, cost assessment or other similar type of liability or expense of Seller or any ERISA Affiliate (including predecessors thereof) with regard to any Employee Benefit Plan or any Employee Benefit Plan sponsored, maintained or contributed to by an ERISA Affiliate (including predecessors thereof) (assuming a like definition of "Employee Benefit Plan" were applicable to ERISA Affiliates as to those same types of agreements, policies, trusts, funds and arrangements sponsored, maintained or contributed to by them) (each such plan for an ERISA Affiliate, an "ERISA Affiliate Employee Benefit Plan"), including, without limitation withdrawal liability arising under Title IV, Subtitle E, Part 1 of ERISA, liabilities to the PBGC, or liabilities under Section 412 of the Code or Section 302(a)(2) of ERISA, or (ii) be or become a party to any Employee Benefit Plan or any ERISA Affiliate Employee Benefit Plan.

(d)  Seller, each ERISA Affiliate, each Employee Benefit Plan and each Employee Benefit Plan "sponsor" or "administrator" (within the meaning of Section 3(16) of ERISA) has complied in all respects with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (such statutory provisions and predecessors thereof are referred to herein collectively as "COBRA").

Schedule 3.21 attached hereto lists the name of each Business Employee who has experienced a "Qualifying Event" (as defined in COBRA) with respect to an Employee Benefit Plan and who is thereby eligible for "Continuation Coverage" (as defined in COBRA) and whose maximum period for Continuation Coverage has not expired. Included in such list are the current address for each such individual, the date and type of each Qualifying Event, whether the individual has already elected Continuation Coverage and, for any individual who has not yet elected Continuation Coverage, the date on which such individual was notified of his or her rights to elect Continuation Coverage. Schedule 3.21 attached hereto also lists the name of each Business Employee who is on a leave of absence (whether or not pursuant to the Family and Medical Leave Act of 1993, as amended ("FMLA") and is receiving or entitled to receive health coverage under an Employee Benefit Plan, whether pursuant to FMLA, COBRA or otherwise. Neither Seller nor any ERISA Affiliate shall maintain any Employee Benefit Plan following the Closing which provides group health coverage to Business Employees or other employees, except for Excluded Business Employees.

(e)  The consummation of the transactions contemplated by this Agreement will not give rise to any liability of Purchaser for any employee benefits, including, without limitation, liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due from Purchaser to any Business Employee.

(f)  From December 31, 1998 and through the date hereof, except as set forth on Schedule 3.21, other than compensation increases in the ordinary course of business that were less than 25 percent of such Business Employee's total compensation, neither Seller nor any ERISA Affiliate has, nor from the date hereof to the Closing will it have, (i) instituted or agreed to institute any new employee benefit plan or practice, (ii) made or agreed to make any change in any Employee Benefit Plan, (iii) made or agreed to make any increase in the compensation payable or to become payable by Seller or any ERISA Affiliate to any Business Employee, or (iv) except pursuant to this Agreement and except for contributions required to provide benefits pursuant to the provisions of the Employee Benefit Plans, paid or accrued or agreed to pay or accrue any bonus, percentage of compensation, or other like benefit to, or for the credit of, any Business Employee.

(g)  Attached hereto as a part of Schedule 3.21(g) is a true, correct and complete list by employee of the number of days and amount of Accrued Vacation for each employee of Seller as of February 15, 2000. Seller shall update the Accrued Vacation List through the Closing Date and deliver a copy of the same to Purchaser at the Closing.

3.22  Immigration Matters.

(a)  With respect to all current employees (as defined in Section 274a.1(g) of Title 8, Code of Federal Regulations) of Seller, a true and complete list, true and complete copies of all Forms I-9 (Employment Eligibility Verification Forms) completed pursuant to the Immigration Reform and Control Act of 1986, as amended, and all regulations promulgated thereunder ("IRCA"), and any and all copies of documentation, records or other papers retained with Forms I-9 have been delivered to Purchaser. Seller has complied with IRCA with respect to the completion of Forms I-9 for all employees and the reverification of the employment status of any and all employees whose employment authorization documents indicated a limited period of employment authorization.

(b)  With respect to all former employees who left Seller's employment within three (3) years prior to Closing, Seller has complied with IRCA with respect to the maintenance of Forms I-9 for at least three years or for one year beyond the date of termination, whichever is later. True and complete copies of all Forms I-9 maintained for former employees pursuant to IRCA, and any and all copies of documentation, records or other papers retained with Forms I-9, have been delivered to Purchaser.

(c)  Schedule 3.22 attached hereto contains a true and complete list of all employees of Seller working under INS authorization in E, F, H, J, L, M, O, P, or TN Visa Status together with a listing of each such employee's visa status and visa expiration date. Purchaser maintains current files containing all Labor

Condition Application (LCA) related public and non-public access documentation which it must present upon request by the U.S. Department of Labor or the general public, including but not limited to all documentation noted in 20 CFR § 655.760.

(d)  Seller has had no immigration violations and has only employed individuals authorized to work in the United States. Seller has never been the subject of any inspection or investigation relating to its compliance with or violation of IRCA, nor has it been warned, fined or otherwise penalized by reason of any failure to comply with IRCA, nor is such proceeding pending or threatened.

(e)  The consummation of the transactions contemplated by this Agreement will not give rise to any liability for the failure to properly complete, maintain and update Forms I-9, or give rise to any liability for the employment of individuals not authorized to work in the United States, or cause any current employee of Seller hired by Purchaser to become unauthorized to work in the United States.

3.23  Broker's Fees.  Neither Seller nor any of the Stockholders has retained or utilized the services of any broker, finder or intermediary, or paid or agreed to pay any fee or commission to any other person or entity for or on account of the transactions contemplated hereby, or had any communications with any person or entity with respect thereto, which would obligate the Purchaser to pay any such fees or commissions.

3.24  Absence of Material Changes.

(a) Since January 1, 1999, there has not been any material adverse change in the condition (financial or otherwise) of the Business or the liabilities, assets, operations, results of operations, prospects or conditions (financial or otherwise) of Seller.

(b) Except as will be disclosed on Schedule 3.24 to be delivered by Seller 10 days prior to the Closing, since January 1, 1999, Seller has operated its business in the ordinary course consistent with past practice, and, except in the ordinary course consistent with past practice or as disclosed on Schedule  3.24 Seller has not:

(i) permitted or allowed any of its assets to be (1) mortgaged, pledged or subjected to any encumbrance, other than immaterial encumbrances incurred in the ordinary course of business consistent with past practice, (2) distributed to the Stockholders or (3) transferred or sold to any parties, other than the sale of Inventory in the ordinary course of business;

(ii) written down, or failed to write down, or written up the value of any of its inventory or assets, other than in the ordinary course of business consistent with past practice;

(iii) amended, terminated, cancelled or compromised any claims or waived any other rights, or sold, transferred or otherwise disposed of any properties or assets, real, personal or mixed (including, without limitation, leasehold interests and intangible property), other than the sale of inventory in the ordinary course of business;

(iv) disposed of or permitted to lapse any patent, trademark, assumed name, service mark, trade name or copyright application, registration or license to its business, or under which Seller has any right or license;

(v) granted any increase in the compensation of the employees of Seller, including, without limitation, any such increase pursuant to any Employee Benefit Plan or established or increased or promised to increase any benefits under any such Employee Benefit Plan;

(vi) made any material changes in the customary methods of operation of its business, including practices and policies relating to franchising, purchasing, marketing or selling;

(vii) declared, made, set aside or paid any dividends or other distributions (whether in cash, securities or other property) to the Stockholders or redeemed any of its capital stock;

(viii) incurred or assumed any indebtedness for borrowed money or guaranteed any such indebtedness;

(ix) issued or sold any of its stock, notes, bonds or other securities (including treasury shares), or any option, warrant or other rights to purchase the same;

(x) sustained any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of Seller;

(xi) entered into any transaction, commitment, contract or agreement relating to its assets or business (including the acquisition or disposition of any assets) or the relinquishment of any contract or other right, material to Seller, other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

(xii) (1) granted any severance or termination pay to any director, officer or employee of Seller, (2) entered into any employment, deferred compensation or other similar agreement, (3) increased benefits payable under any existing severance or termination pay policies or employment agreements or (4) increased compensation, bonus or other benefits payable to directors, officers or employees of Seller;

(xiii) granted any option to purchase, or other right to acquire, capital stock or any security or other instrument convertible into capital stock of any class of Seller to any Person (as defined below);

(xiv) changed any method of accounting or accounting practice (including in each case tax accounting), except for any such change required by reason of a concurrent change in accordance with generally accepted accounting principles and notice of which has been given in writing to Purchaser;

(xv) entered into, extended, amended or terminated any Contract;

(xvi) gained knowledge of any labor dispute or pending labor negotiation, or, to the knowledge of Seller and the Stockholders, any event that may be reasonably expected to cause or to give rise to any such labor dispute or negotiation, or any activity or proceeding by a labor union or representative thereof to organize any employees of Seller, which employees, to the knowledge of Seller and the Stockholders, are not currently, and were not on January 1, 1999 members of any labor union or subject to a collective bargaining agreement, or any lockout, strike, slowdown, work stoppage or threat thereof by or with respect to such employees;

(xvii) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.24.

As used in this Agreement, "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

3.25  Related Party Transactions.  Schedule 3.25 to be prepared by Seller and delivered 10 days prior to Closing is a true, correct and complete list of any direct or indirect transaction (other than in respect of compensation or travel or expense account reimbursement in the ordinary course of business consistent with past practice) that any Stockholder, director, officer, employee or other affiliate (for purposes of this Agreement, "affiliate" means any individual, partnership, corporation, trust, joint venture or other entity controlled by, controlling or under common control with Seller) or any relative of any Stockholder, director, officer, employee or other affiliate has had with Seller, at any time since January 1, 1999 and contains a brief description of each transaction, including, without limitation: (i) any contract, agreement, understanding, commitment or other arrangement providing for the furnishing of services, or the rental of real or personal property from or otherwise requiring payments to any such person (outside of his capacity as such Stockholder, director, officer, employee or other affiliate); and (ii) any loans or advances to or from Seller (exclusive of travel advances, expense advances, and normal salary advances in connection with vacation periods, or compensation, or travel or expense account reimbursement all in the ordinary course of business), giving for each the principal amount outstanding, interest rate, maturity date and security therefor.

3.26  Environmental Matters.

(a) Except as set forth in Schedule 3.26 attached hereto:

(i) Neither Seller nor any persons or agents operating under the control, direction and supervision of Seller, including without limitation, all employees, agents and contractors of Seller, have placed, spilled, released or deposited any Hazardous Substances (as defined below) in, on, under or around the Leased Property or any other real property where Seller has ever conducted business in the preceding 5 years or any other facility to which Hazardous Substances from the Purchased Assets may have been taken at any time in the past 5 years; and

(ii) To the best of Seller's and Stockholders' knowledge and belief, the Business is, and at all times has been, in compliance with all material laws, rules, permits and regulations relating to environmental protection; and except as disclosed in Schedule 3.26, neither Seller nor the Leased Property is in violation of, or subject to any material liabilities as a result of any past or current violations by Seller or its employees, agents or contractors of, any existing federal, state or local law (including common law), statute, ordinance, rule or regulation relating to occupational health and safety or relating to pollution or protection of the environment, including without limitation statutes, laws, ordinances, rules and regulations relating to the emission, discharge, spillage, leakage, storage, off-site dumping, release or threatened release of Hazardous Substances into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, and no material expenditures are required in connection with the operation of the Business as presently conducted (or as proposed to be conducted pursuant to existing plans of Seller) in order to comply with any such existing statute, law, ordinance, rule or regulation; and

(iii) None of Seller or the Stockholders has received any written or oral governmental notice, inquiry, or proceeding concerning, or arising by reason of, the actual or suspected presence, spillage, leakage, discharge or other emission of any Hazardous Substance in, on, under, around, about or in the vicinity of, or the transportation of any Hazardous Substance at, from or to the Leased Property, and to the knowledge of Seller, there is no basis for any such notice, inquiry, or proceeding, nor do Seller or Stockholders have any reason to believe that they or the Business is considered potentially liable under, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act of 1976, as amended, or any similar federal, state or local law, statute, ordinance, rule or regulation; and

(iv) Seller has obtained all permits, licenses, approvals, consents, orders and authorizations relating to environmental protection ("Environmental Permits") which are required under federal, state or local laws, rules or regulations in connection with the Business or the ownership, use or lease of its assets, and Schedule 3.26 contains a true and complete list and description of each such Environmental Permits; and

(v) To the best of the Seller's and Stockholder's knowledge, there are no above-ground or underground storage tanks located on the Leased Property; and

(vi) Neither Seller or Stockholders nor any of their predecessors in interest have assumed the liability of any other person or entity under environmental, health and safety laws by or in connection with any contract or agreement related to the Business.

(b) Seller has provided to Purchaser true, complete and correct copies of results of any reports, investigations, audits, and inspections, together with supporting studies, analyses and tests, in the possession or control of Seller pertaining to all matters covered by this Section 3.26. Seller has fully disclosed to Purchaser its knowledge of any such reports, investigations, audits and inspections which are not in the possession and control of the Seller. The Seller has responded fully and accurately to Purchaser's (including its consultants' and attorneys') written and oral requests for information relating to environmental, health and safety matters.

(c) For purposes of this Agreement, the term "Hazardous Substance" shall mean any substance, chemical, contaminant, pollutant, effluent, waste or other material defined or listed in, or otherwise classified pursuant to, any treaty, statute, law, ordinance, rule or regulation applicable to Seller or the Leased Property (federal, state or local) as "hazardous substances," "hazardous materials," "hazardous wastes," "infectious wastes" or "toxic substances". Hazardous Substances shall include, but not be limited to, (i)(A) any "hazardous substance" as defined in the Comprehensive Environmental Response, Compensation and Liability Act, (B) any "hazardous waste" as defined in the Resource Conservation and Recovery Act, (C) any "regulated substance" as defined in the Solid Waste Disposal Act or (D) any substance subject to regulation pursuant to the Toxic Substances Control Act, and any rule, regulation or administrative or judicial order or decision under such laws, (ii) petroleum and refined petroleum products, (iii) friable asbestos and friable asbestos-containing products, (iv) flammable explosives, (v) radioactive materials, (vi) radon, (vii) polychlorinated biphenyls, (viii) exposed lead-based paint, and (ix) any other substance that is regulated or classified as hazardous or toxic under any federal, state or local treaty, statute, law, ordinance, rule or regulation applicable to Seller and/or the Leased Property.

3.27  Employees and Labor Relations.  Attached hereto as Schedule 3.27(a) is a true, correct and complete list of all employees of Seller (and being identified as such) along with hire date, the amount of current annual salaries or other rates of compensation for such persons and an indication whether the employee is covered under the group health coverage sponsored by Seller. No employee of Seller is represented by any labor union and Seller is not a party to any collective bargaining agreement. Except as set forth on Schedule 3.27(b), Seller has not within the preceding 5 years to the best of Seller's and Stockholder's knowledge, information and belief been subject to any claim, proceeding or investigation involving the Equal Employment Opportunity Commission, the Wage and Hour Division or the Occupational Safety and Health Administration or any similar state or federal agency, and Seller has never been audited by the Office of Federal Contract Compliance. Seller maintains all required books and records mandated by law including, without limitation, EEO-1 reports and OSHA log 200. Except as set forth on Schedule 3.27(a), none of Seller's employees is party to any employment or compensation agreement with Seller or a party to or subject to any contract, arrangement or commitment containing covenants by such employee not to compete that would interfere with such person's duties in respect of the Business or restrict the clients or customers with whom or the area in which the employee may solicit or conduct business for purposes of the Business, except as may operate in favor or the Seller.

3.28  Principal Place of Business; Trade Names.  The principal place of business for GWI is, and has been for the last five years, 2745 Bankers Industrial Way, Atlanta, Georgia 30360. GWI has not done business under any names other than its corporate name during such period. The principal place of business for GEM is, and has been for the last five years, 2745 Bankers Industrial Way, Atlanta, Georgia 30360. GEM has not done business under any name other than its corporate name during such period.

3.29  Inventory.  Seller has delivered to Purchaser a true, correct and complete list of all Inventory of Seller as of February 16, 2000. The Inventory schedule will be updated through the Closing Date and delivered to Purchaser on the Closing Date. At the Closing, all of the Inventory will be currently saleable.

3.30  Full Disclosure.  The statements, representations and warranties made by Seller and the Stockholders in this Agreement and in the Schedules and Exhibits attached hereto do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER

In order to induce Seller and the Stockholders to enter into this Agreement and consummate the transactions contemplated hereby, the Purchaser represents and warrants to Seller and the Stockholders as follows, each of which representation and warranty is material to and relied upon by Seller and the Stockholders:

4.1  Organization of the Purchaser.  Purchaser is a corporation duly organized and validly existing under the laws of the State of Delaware and has the corporate power and authority to own its property and to carry on its business as now being conducted by it.

4.2  Corporate Power and Authority; Due Authorization.  Purchaser has full corporate power and authority to execute and deliver this Agreement and each of the Purchaser's Transaction Documents (as defined in Section 8.4 below). Prior to the Closing, the Board of Directors of the Purchaser shall have duly approved and authorized the execution and delivery of this Agreement and each of the Purchaser's Transaction Documents (as defined in Section 8.4 below) and the consummation of the transactions contemplated hereby and thereby, and no other corporate proceedings on the part of the Purchaser are necessary to approve and authorize the execution and delivery of this Agreement and such Purchaser's Transaction Documents and the consummation of the transactions contemplated hereby and thereby. Assuming that this Agreement and each of the Purchaser's Transaction Documents constitutes a valid and binding agreement of Seller and/or the Stockholders, as the case may be, this Agreement and each of the Purchaser's Transaction Documents constitutes, or will constitute when executed and delivered, a valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to laws of general application in effect affecting creditors' rights and subject to general equitable principles.

4.3  No Conflict; Consents.  Except for the consent of Purchaser's lenders and compliance with the HSR Act (as defined below), the execution and delivery by the Purchaser of this Agreement, the Purchaser's Transaction Documents and the consummation by the Purchaser of the transactions contemplated hereby and thereby do not and will not (a) require the consent, approval or action of, or any filing or notice to, any corporation, firm, person or other entity or any public, governmental or judicial authority; (b) violate the terms of any instrument, document or agreement to which the Purchaser is a party, or by which the Purchaser or the property of the Purchaser is bound, or be in conflict with, result in a breach of or constitute (upon the giving of notice or lapse of time, or both) a default under any such instrument, document or agreement; (c) violate the Purchaser's Articles of Incorporation or Bylaws; or (d) violate any order, writ, injunction, decree, judgment, ruling, law or regulation of any federal, state, county, municipal, or foreign court or governmental authority applicable to the Purchaser, or the business or assets of the Purchaser, and relating to the transactions contemplated herein.

4.4  Brokers Fees and Expenses.  The Purchaser has not retained or utilized the services of any broker, finder, or intermediary, or paid or agreed to pay any fee or commission to any other person or entity for or on account of the transactions contemplated hereby, or had any communications with any person or entity which would obligate Seller or the Stockholders to pay any such fees or commissions.

ARTICLE V
ADDITIONAL COVENANTS

5.1  Due Diligence Review.  To facilitate Purchaser's due diligence, Seller will provide Purchaser and its independent accountants, legal counsel and other representatives full access to Seller's properties, facilities, books, records, financial operating data, contracts and other materials of Seller.

5.2  Confidentiality.  Except as may be required by law or as otherwise provided or permitted herein, unless and until the Closing occurs, each of Seller, the Stockholders and Purchaser shall, and shall cause their employees, agents, counsel, accountants, advisors, financial consultants and other representatives to, (i) hold in strict confidence any and all information obtained from the other parties hereto or their representatives concerning the terms or conditions of the transactions contemplated herein or the fact that such transactions are being contemplated and (ii) not disclose or use any such information (unless such information is or becomes ascertainable from public sources or public disclosure of such information is in the good faith judgment of the Purchaser required by law); provided, however, that nothing contained herein shall limit the right of any such persons to disclose any such information (A) to their employees, agents, representatives, counsel, accountants, lenders (and their representatives), rating services (and their representatives), or financial advisors for the purpose of facilitating the consummation of the transactions contemplated hereby, provided that the disclosing party shall first give at least three (3) business days' notice of such potential disclosure to the other party or parties hereunder, and such other third persons are advised of the confidential nature of such information, or (B) to the extent required to enforce any legal rights arising in connection with this Agreement.

5.3  Employment Matters.  At the Closing, Purchaser expects to hire all or substantially all of the current employees of Seller involved in the Business, and, therefore, Seller shall not be required to provide any notices and other communications to employees of Seller under the Worker Adjustment and Retraining Act (the "WARN Act"). Through December 31, 2000, Purchaser shall provide employee benefits which are the same as or similar to those currently provided by Seller.

5.4  Hart-Scott-Rodino Compliance; Additional Consents.

(a) Each of Purchaser and Seller has prepared and filed any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations adopted thereunder (collectively, "HSR Act"). The filing fee under the HSR Act was borne by Purchaser.

(b) Promptly after execution of this Agreement, Seller and the Stockholders will apply for or otherwise seek, and use their best efforts to obtain, all consents and approvals required with respect to Seller and/or the Stockholders for consummation of the transactions contemplated hereby, including without limitation, those consents to be listed in Schedule 3.4 (including consents relating to the assignment of the Contracts and the Real Estate Leases to Purchaser). Any charges imposed by lessors or other parties to the Contracts and the Real Estate Leases for such consents shall be borne by Seller.

5.5  Noncompetition Agreements.  Concurrently with the Closing, in consideration of the acquisition of Purchased Assets as contemplated herein, Seller and each of the Stockholders shall enter into a five-year noncompetition agreement with Purchaser in the form of Exhibit 5.5A-1 and 5.5A-2 (for Seller) and Exhibit 5.5B-1 and 5.5B-2 (for Stockholders) attached (collectively, the "Noncompetition Agreements"), except that the agreements will permit R. Randall Rollins to solicit his son, Robert Rollins, for any purpose and any entity at any time.

5.6  Employment Agreement.  As of the Closing, Purchaser shall enter into an Employment Agreement with Alan W. Butler in substantially the form of Exhibit 5.6A attached hereto and an Employment Agreement with Bahram Ahlzadeh in substantially the form of Exhibit 5.6B attached hereto (collectively the "Employment Agreements").

5.7  Conduct of Business by Seller Pending Closing.  Seller and each Stockholder covenant and agree that, unless Purchaser shall otherwise consent in writing, between the date hereof and the Closing Date, the Business of Seller shall be conducted only in, and Seller shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and Seller will use its best efforts to preserve substantially intact the Business of Seller, to keep available the services of the present officers, employees and consultants of Seller, and to preserve the present relationships of Seller with customers, clients and other persons having business relationships with Seller. By way of amplification and not limitation, except as expressly provided for in this Agreement, Seller and each of the Stockholders covenant that, between the date hereof and the Closing Date, Seller and the Stockholders shall not, directly or indirectly, do any of the following without the prior written consent of Purchaser:

(a) (i) issue, sell, gift, pledge, transfer, dispose of, encumber, or authorize any shares of capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of, or any other ownership interest in, Seller; (ii) amend the Articles of Incorporation or Bylaws of

Seller; (iii) split, combine or reclassify any outstanding shares of Seller's capital stock, or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to Seller's capital stock (except for distributions for Stockholders' taxes, salary and bonuses in the ordinary course of business, in a manner consistent with past practices and as disclosed to Purchaser in writing in advance of payment); (iv) redeem, purchase or otherwise acquire any shares of Seller's capital stock; or (v) enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.7(a);

(b) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership or other business organization or division thereof; (ii) sell, pledge, dispose of, or encumber any Purchased Assets of Seller; (iii) enter into any material contract or agreement, except for customer contracts in the ordinary course of business; (iv) after the date hereof, authorize or make any capital expenditures without the consent of Purchaser; or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 5.7(b);

(c) take any action other than in the ordinary course of business and in a manner consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to (i) increasing the compensation or other remuneration of any officer, director, stockholder or employee of Seller, (ii) paying any bonuses to any of its employees (except for bonuses earned in the ordinary course of business pursuant to bonus plans described herein and disclosed to Purchaser), (iii) granting of any severance or termination pay (otherwise than pursuant to policies of Seller in effect on the date hereof and disclosed to Purchaser), or (iv) increasing benefits payable under its severance or termination pay policies in effect on the date hereof;

(d) (i) make any payments, except in the ordinary course of business and in amounts and in a manner consistent with past practice (none of which payments shall be unreasonable or unusual), under any Employee Benefit Plan or otherwise to any employee of, or independent contractor or consultant to, Seller, (ii) enter into any Employee Benefit Plan, any employment or consulting agreement, (iii) grant or establish any new awards under any such existing Employee Benefit Plan or agreement, or (iv) adopt or otherwise amend any of the foregoing;

(e) take any action with respect to, or make any change in, its methods of management, distribution, marketing, accounting or operating (including practices relating to payment of trade accounts) or relating to writing down or failing to write down (in accordance with its past practices consistently applied) or writing up the value of any inventory or other assets of Seller;

(f) take any action or enter into any agreement or make any change in the billing or collection of its accounts receivable and unbilled claims (other than in the ordinary course of business and consistent with past practices), including without limitation, discounting or writing off any of Seller's accounts receivable or work in progress for early payment, or granting any other deduction or discount thereon or accelerating the collection thereof;

(g) change any existing bank accounts or lock box arrangements of Seller, except for deposits, withdrawals, or changes of signatories in the ordinary course of business; or

(h) waive any material rights of Seller or settle any material claim involving Seller.

5.8  Public Announcements.  Except for any public announcement relating to the transactions contemplated herein as may be required by law (in which case the announcing party shall notify the other party in writing at least three business days prior to the announcement) or as provided in this Section, and except as otherwise permitted by this Agreement, each of the Seller, the Stockholders and Purchaser agrees that until the consummation of the transactions contemplated herein, each of such parties will not, and will direct its directors, officers, employees, representatives and agents who have knowledge of the transactions not to, disclose to any person who is not a necessary participant in discussions concerning the transactions (other than persons whose consent is required to be obtained hereunder), any of the terms, conditions or other facts with respect to the transactions contemplated herein. Purchaser and Seller shall reasonably agree on the timing, method and content of any announcement to the public or their respective employees regarding the consummation of the transactions contemplated hereby, including the Closing, which shall be delivered by mutual agreement of the parties at Closing as Exhibit 5.8.

5.9  No Negotiations.  From and after the date hereof until Closing, neither the Stockholders, Seller, the officers or directors of Seller, nor anyone acting on behalf of Seller or any Stockholder, shall, directly or indirectly, solicit, engage in discussions or negotiations with, or provide any information to, any person, firm or other entity or group (other than Purchaser or its representatives) concerning any merger, sale of substantial assets, purchase or sale of shares of capital stock or similar transaction involving Seller.

5.10  Tax Matter Covenants.

(a) As used in this Agreement, the following terms have the specified meanings:

(i) "Tax Authority" shall mean any United States federal, foreign, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising tax regulatory authority.

(ii) "Tax Return" shall mean any return, amended return, estimated return, information return and statement (including any related or supporting information) filed or to be filed with any Tax Authority in connection with the determination, assessment, collection or administration of any Tax.

(iii) "Taxes" shall mean all taxes, charges, fees, interest, fines, penalties, additions to tax or other assessments, including without limitation, income, excise, environmental, property, sales, gross receipts, gains, transfer, occupation, privilege, employment (including social security and unemployment), use, value added, capital stock or surplus, franchise taxes, advance corporate tax and customs duties imposed by any Tax Authority, payable by Seller or relating to or chargeable against Seller's assets, revenues or income.

(b) Seller and the Stockholders shall be solely responsible for and shall pay, without any cost to the Purchaser (i) any and all Taxes for which Seller or Stockholders are or may be liable, arising from Seller's activities, the Business or use of the Purchased Assets prior to Closing (regardless of whether the filing of any Tax Return with respect thereto or payment of any amount in respect thereof is filed, paid or due prior to, on or after the Closing Date), (ii) any Taxes of Seller or Stockholders with respect to the acquisition by Purchaser from Seller of the Purchased Assets, and all other Taxes, if any, imposed by any Tax Authority assessed in connection with, on account of or resulting from the consummation of the transfer of the Purchased Assets to the Purchaser.

(c) Except as otherwise provided in this Agreement, the parties hereby agree that each of them shall cooperate with the other in executing or causing to be executed any required document and by making available to the other all work papers, records and notes of any kind at all reasonable times for the purpose of allowing the appropriate party to complete Tax Returns, participate in a proceeding, obtain refunds, make any determination required under this Agreement or defend or prosecute Tax claims. Notwithstanding anything to the contrary contained herein, Seller and the Stockholders shall have sole and exclusive authority and responsibility to prepare and file all Tax Returns concerning Seller and its related activities occurring prior to the Closing, including, without limitation, its operation of the Business and its use of the Purchased Assets and all matters under agreements not being assumed by Purchaser (regardless of when such return is filed). Purchaser shall not directly or indirectly take any action to prepare or file such Tax Return but shall be given copies of any such return filed by Seller.

5.11  Transaction Expenses.  Except as otherwise set forth in Sections 2.1(a)(ii) and 2.2 above, and Section 5.14 below, all of the expenses incurred by Purchaser in connection with the authorization, negotiation, preparation, execution and performance of this Agreement and other agreements referred to herein and the consummation of the transactions contemplated hereby, including, without limitation, all fees and expenses of agents, representatives, brokers, counsel and accountants for Purchaser, shall be paid by

Purchaser ("Purchaser Transaction Expenses"). All expenses incurred by the Seller or the Stockholders in connection with the authorization, negotiation, preparation, execution and performance of this Agreement and the other agreements referred to herein and the consummation of the transactions contemplated hereby, including without limitation, all fees and expenses of agents, representatives, brokers, counsel and accountants, shall be paid by the Seller or the Stockholders on or before the Closing ("Seller Transaction Expenses").

5.12  Access to Books and Records Following the Closing.  After the Closing, Seller and the Stockholders shall preserve all of the records and books, customer records, and any other records of Seller relating to the Business or the Purchased Assets until the fifth anniversary of the Closing Date, and, until such time, make them available, during normal business hours, to Purchaser and its designees, counsel, accountants, and others authorized by them for inspection and the making of copies thereof.

5.13  Bulk Sales.  Purchaser hereby waives compliance by Seller with the provisions of any applicable U.C.C. bulk transfer statutes. Purchaser hereby agrees to ratify and pay the Assumed Liabilities as they become due, including the Accounts Payable.

5.14  UCC Searches; Tax Liens and Judgments.  Seller shall obtain, at Seller's expense, true and complete copies of all UCC statements and any tax liens or judgments filed against Seller relating to any of the Purchased Assets or the Business of Seller. Copies of such statements and filings shall be provided to Purchaser by Seller within 10 days following the date hereof.

5.15  Change of Corporate Names.  Within five business days following the Closing, GWI and GEM shall change their corporate names in Georgia to remove any reference to "Gutter World" or "Global Expanded Metals".

5.16  Financial Reports.  Until the Closing, on or before the 20th day of each calendar month following the date of this Agreement, Seller shall deliver to Purchaser unaudited combined financial statements (including a balance sheet and statements of operations and cash flow) of Seller as of the end of the previous month and for the year to date.

ARTICLE VI
INDEMNIFICATION

6.1  Survival of Representations, Warranties and Covenants.  The representations, warranties and covenants of the parties hereto shall survive the Closing for a period of five years from and after the Closing Date or the period(s) of the statute of limitations relating to the indemnified claim if less than five years, except that the representations and warranties made in Section 3.11 (Accounts Payable) shall expire one year following the Closing Date and the representations and warranties made in Section 3.26 (Environmental Matters) shall survive through the period(s) of the statute of limitations (collectively, the "Expiration Dates"). If written notice of a claim has been given prior to, but not after, the applicable Expiration Date, then the relevant representations, warranties and covenants shall survive as to such claim, until the claim has been finally resolved.

6.2  Indemnification by Seller and Stockholders.  Each of the Stockholders, GWI and GEM hereby jointly and severally indemnify and hold Purchaser, and Purchaser's stockholders, officers and directors, employees and agents and their respective successors and assigns (collectively, the "Purchaser Indemnified Parties") from and against any and all claims, damages, liabilities, obligations, losses, costs, expenses (including, without limitation, reasonable legal costs and expenses) and judgments (at equity or at law) arising out of or resulting from (a) the breach of any representation, warranty or covenant of the Seller or the Stockholders under this Agreement or the Seller's Transaction Documents, (b) the operation of the Business or the ownership or use of the Purchased Assets prior to the Closing, other than the Assumed Liabilities, (c) any action, claim, suit or proceeding based on failure of Seller or Stockholders to comply with Section 5.10 above, (d) the Excluded Businesses, and (e) all Environmental Matters set forth on Schedule 3.26.

6.3  Indemnification by Purchaser.  Purchaser shall indemnify, defend and hold harmless Seller and the Stockholders and their respective officers, directors, employees, agents, successors, assigns, heirs and beneficiaries (collectively the "Seller Indemnified Parties") from and against any and all claims, damages, liabilities, obligations, losses, costs, expenses (including, without limitation, reasonable legal costs and expenses) and judgments (at equity or at law) arising out of or resulting from (a) the breach of any representation, warranty or covenant of Purchaser under this Agreement or any the Purchaser's Transaction Documents, (b) any Assumed Liabilities, (c) the operation of the Business or the ownership or use of the Purchased Assets following the Closing, or (d) any action, claim, suit or proceeding based on the failure of Purchaser to comply (to the extent Purchaser is required to comply) with any applicable state tax or UCC bulk transfer statute if (i) such indemnified claim is related to the Purchased Assets or the Assumed Liabilities and (ii) Seller and Stockholders are not in breach of any their representations, warranties or covenants under this Agreement relating to any such indemnified claim.

6.4  General Indemnification Provisions.

(a) The indemnified party shall promptly notify the indemnifying party of any claim, demand, action or proceeding for which indemnification is sought under Section 6.2 or 6.3 of this Agreement (such notice to state the nature and basis of the claim, demand, action or proceeding and, if determinable, a good faith, non-binding estimate of the amount relating thereto) and, if such claim, demand, action or proceeding is a claim, demand, action or proceeding by a third party ("Third Party Claim"), the indemnifying party will have the right, at its own expense, to assume the defense thereof using counsel reasonably acceptable to the indemnified party. The indemnified party shall have the right to participate, at its own expense, with respect to any such Third Party Claim. After the indemnifying party has notified the indemnified party of its intention to undertake to defend or settle any such asserted liability, and for so long as the indemnifying party diligently pursues such defense, the indemnifying party shall not be liable for any additional legal expenses incurred by the indemnified party in connection with any defense or settlement of such asserted liability. In connection with any such Third Party Claim, the parties thereto shall cooperate with each other and provide each other with access to relevant books and records in their possession. No such Third Party Claim shall be settled without prior written consent of the indemnified party, which consent may not be unreasonably withheld; provided, however, that if a firm, written offer is made to settle any such Third Party Claim and the indemnifying party proposes to accept such settlement and the indemnified party refuses to consent to such settlement, then: (i) the indemnifying party shall pay such amount to the indemnified party; (ii) the indemnifying party shall be excused from, and the indemnified party shall be solely responsible for, all further defense of such Third Party Claim; and (iii) the maximum liability of the indemnifying party relating to such Third Party Claim shall be the amount of the proposed settlement, if the amount thereafter recovered from the indemnified party on such Third Party Claim is greater that the amount of the proposed settlement, and, to this end, the indemnified party shall reimburse the indemnifying party for any additional costs of defense which it subsequently incurs with respect to such claims and all additional costs of settlement or judgment.

(b) Any payment pursuant to this Article VI shall be made not later than thirty (30) days after receipt by the indemnifying party of written notice from the indemnified party stating that an indemnifiable amount has been paid to a third party, and specifying the amount thereof and the amount of the indemnity payment requested.

6.5  Maximum Indemnification Amount.  The aggregate indemnification obligations of the Seller and the Stockholders under this Agreement shall be limited to no more than $10.0 million; provided, however, such limitation shall not apply to indemnification obligations resulting from breaches of representations, warranties or covenants under Sections 3.2 ("Corporate Power Authority; Due Authorization"), 3.3 ("Title

to Assets"), from fraud by Seller or the Stockholders, or from the Environmental Matters set forth on Schedule 3.26.

6.6  Minimum Indemnification Amount.  Purchaser shall not be entitled to assert any right under this Agreement unless the aggregate amount of Purchaser's indemnified claims and liability exceed $250,000 (the "Basket"); provided, however, such limitation shall not apply to indemnification obligations resulting from breaches of representations, warranties or covenants under Sections 3.2 ("Corporate Power Authority; Due Authorization"), from fraud by Seller or the Stockholders, or from the Environmental Matters set forth on Schedule 3.26. In the event the aggregate amount of Purchaser's indemnified claims exceed $250,000, then, subject to Section 6.5 above, Purchaser shall be entitled to the entire amount of such indemnified claims, including the initial $250,000.

6.7  Exclusive Remedy.  Following the Closing, the remedies provided for in this Article VI and Section 2.1 above shall be the sole and exclusive remedy for the indemnified parties with respect to any claim under this Agreement.

ARTICLE VII
CONDITIONS TO OBLIGATIONS OF
THE PURCHASER TO CLOSE

Each and every obligation of the Purchaser under this Agreement to be performed on or prior to the Closing shall be subject to the fulfillment, on or prior to the Closing, of each of the following conditions unless and to the extent any such condition is expressly waived in writing by the Purchaser:

7.1  Representations and Warranties True at Closing.  The representations and warranties made by Seller or the Stockholders in or pursuant to this Agreement or given on their behalf hereunder shall be true and correct in all material respects on and as of the Closing Date (without regard to any knowledge qualification except as may be set forth in any individual representation or warranty) with the same effect as though such representations and warranties had been made or given on and as of the Closing Date.

7.2  Obligations Performed.  Seller and the Stockholders shall have performed and complied in all material respects with all agreements, conditions and obligations required by this Agreement to be performed or complied with by them prior to or at the Closing.

7.3  Hart-Scott-Rodino; Consents.  Any waiting periods under the HSR Act shall have expired, and Seller shall have obtained and delivered to Purchaser the written consents forth on Schedule 3.4 and all of such consents shall remain in full force and effect at and as of the Closing.

7.4  Closing Deliveries of Seller and Stockholders.  Seller and the Stockholders shall have delivered to Purchaser each of the following, together with any additional items which Purchaser may reasonably request to effect the transactions contemplated herein (collectively, "Seller's Transaction Documents"):

(a) possession of the Purchased Assets;

(b) a certified copy of the resolutions of the stockholders and the directors of GWI and GEM, authorizing the transactions contemplated herein and the execution, delivery and performance of this Agreement and the Seller's Transaction Documents by Seller, together with an incumbency certificate with respect to officers of Seller executing documents or instruments on behalf of Seller;

(c) certificates of the Presidents or Chairmen of GWI and GEM certifying as to the matters set forth in Sections 7.1 and 7.2 hereof and as to the satisfaction of all other conditions set forth in this Article 7;

(d) the Bill of Sales in the form of Exhibits 7.4(d)-1 and 7.4(d)-2 attached;

(e) the Assignment and Assumption Agreements in the form of Exhibits 7.4(e)-1 and 7.4(e)-2;

(f) the Noncompetition Agreements duly executed by Seller and the Stockholders;

(g) written consents from all parties to the Contracts whose consent to the transactions contemplated herein are required;

(h) an opinion of counsel to Seller and the Stockholders substantially in the form of Exhibit 7.4(h) attached hereto;

(i) the Employment Agreements with Alan W. Butler and Bahram Ahlzadeh;

(j) true, correct and complete lists of the Accrued Vacation, Accounts Payable, Additional Liabilities, Accounts Receivable, Inventory as of the Closing Date;

(k) an itemization of the capital expenditures made by GWI and GEM pursuant to Section 2.1 (a)(i) above, setting forth the amount, the nature of the capital expenditure, and the date on which such capital expenditure was made;

(l) a true and complete list of all cash and cash equivalents of Seller together with provision for the transfer of such funds to Purchaser or the assumption of the applicable accounts by Purchaser;

(m) "paydown" letters from each of the secured creditors of Seller addressed to Seller and Purchaser, indicating the balance owed to each of Seller's secured creditors, together with duly executed copies of UCC releases releasing the security interest of all secured creditors of Seller;

(n) a nonexclusive, perpetual, worldwide, royalty-free software license agreement in the form of Exhibit 7.4(n)attached hereto (the "Software License Agreement");

(o) documents to transfer and record title for each of the Vehicles;

(p) all documents and instruments necessary or appropriate for filing with any state or federal agency to further effect the transfer of the Intellectual Property from Seller to Purchaser; and

(q) any other documents or agreements contemplated hereby or reasonably necessary or appropriate to consummate the transactions contemplated hereby.

7.5  No Challenge.  There shall not be pending or threatened any action, proceeding or investigation challenging, or seeking material damages in connection with, the acquisition by the Purchaser of the Purchased Assets or the ability of Purchaser or any of its affiliates to own and operate the Business or otherwise materially adversely affecting the Business or the Purchased Assets.

7.6  No Investigations of Seller or Business.  As of the Closing Date there shall be no, and neither Seller nor any of the Stockholders shall have any knowledge of or reason to know of any, pending or threatened, investigation by any municipal, state or federal government agency or regulatory body with respect to Seller, the Purchased Assets or Seller's Business.

7.7  Legality.  No federal or state statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or Governmental Authority which is in effect and has the effect of making the transactions contemplated herein illegal or otherwise prohibiting the consummation of the transactions contemplated herein.

7.8  Regulatory Matters.  All filings shall have been made and all approvals shall have been obtained as may be legally required pursuant to federal and state laws prior to the consummation of the transactions contemplated by this Agreement and all actions by or in respect of, or filings with, any governmental body, agency or official or any other person required to permit the consummation of the transactions contemplated herein so that the Purchaser shall be able to continue to carry on the Business substantially in the manner now conducted by Seller shall have been taken or made.

7.9  Financing.  At the Closing, Purchaser shall have received proceeds from third party financing satisfactory to Purchaser in its sole discretion to complete the transactions contemplated hereby. In the event that the transactions contemplated hereby do not occur on or before the Closing Date because

Purchaser was unable to secure satisfactory financing, and all other conditions to Purchaser's obligations to close have been satisfied under Article VII hereof, Purchaser shall promptly pay $500,000 to Seller in immediately available funds and shall thereafter have no further liability or obligation under this agreement to Seller or the Stockholders.

7.10  New Real Property Lease.  At the Closing, Purchaser shall have entered into a new real property lease in the form of Exhibit 7.10 attached with the owner of the property used by Seller and situated at 2745 Bankers Industrial Drive, Atlanta, Georgia 30360.

7.11  Due Diligence.  At the Closing, Purchaser shall be satisfied, in its sole discretion, with the results of its environmental and other due diligence investigation of Seller, the Business, the Purchased Assets and the Assumed Liabilities.

ARTICLE VIII
CONDITIONS TO SELLER'S
AND THE STOCKHOLDERS' OBLIGATIONS

Each and every obligation of Seller and the Stockholders under this Agreement to be performed on or prior to the Closing, shall be subject to the fulfillment, on or prior to the Closing, of each of the following conditions unless and to the extent any such condition is specifically waived in writing by Seller and the Stockholders:

8.1  Representations and Warranties True at Closing.  The representations and warranties made by the Purchaser in or pursuant to this Agreement or given on their behalf hereunder shall be true and correct in all material respects, on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date.

8.2  Obligations Performed.  The Purchaser shall have performed and complied in all material respects with all agreements, conditions and obligations required by this Agreement to be performed or complied with by it prior to or at the Closing.

8.3  Hart-Scott-Rodino.  Any waiting periods under the HSR Act shall have expired.

8.4  Closing Deliveries of Purchaser.  The Purchaser shall have delivered to the Seller and Stockholders each of the following, together with any additional items which the Seller and Stockholders may reasonably request to effect the transactions contemplated herein (collectively, "Purchaser's Transaction Documents"):

(a) certified copies of the resolutions of the Board of Directors of Purchaser authorizing the transactions contemplated herein and the execution, delivery and performance of this Agreement and the Purchaser's Transaction Documents by the Purchaser, together with incumbency certificates with respect to the respective officers of the Purchaser executing documents or instruments on behalf of the Purchaser;

(b) a certificate of the President or Chairman of the Purchaser certifying as to the matters set forth in Sections 8.1 and 8.2 hereof and as to the satisfaction of all other conditions set forth in this Article 8;

(c) the Cash Payment at Closing; provided, however, that a portion of the cash consideration may be paid directly by Purchaser to the secured creditors of Seller in accordance with the "paydown" letters referenced in Section 7.4(l) above and such payment shall be credited against such cash consideration for the Purchase Price;

(d) the Assignment and Assumption Agreements;

(e) the Employment Agreements;

(f) the Software License Agreements;

(g) the Escrow Agreement and delivery of $2.0 million in immediately available funds into escrow by Purchaser; and

(h) any other documents or agreements contemplated hereby or reasonably necessary or appropriate to consummate the transactions contemplated hereby.

8.5  No Challenge.  There shall not be pending or threatened any action, proceeding or investigation challenging or seeking material damages in connection with, the acquisition by the Purchaser of the Purchased Assets pursuant to the transactions contemplated herein or the ability of the Purchaser or any of its affiliates to own and operate the Business or otherwise materially adversely affecting the Business.

8.6  Legality.  No federal or state statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority which is in effect and has the effect of making the transactions contemplated herein illegal or otherwise prohibiting the consummation of the transactions contemplated herein.

ARTICLE IX
STOCKHOLDERS' REPRESENTATIVE

9.1  Irrevocable Appointment of Stockholders' Representative.  By the execution and delivery of this Agreement, including counterparts hereof, each Stockholder hereby irrevocably constitutes and appoints Alan W. Butler, and any successor to the foregoing person appointed pursuant to Section 9.3 below, as the true and lawful agent and attorney-in-fact (referred to in this Agreement as the "Stockholders' Representative") of such Stockholder with full power of substitution and with full power and authority to act in the name, place and stead of such Stockholder with respect to the terms and provisions of this Section 9.1, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Stockholders' Representative shall deem necessary or appropriate in connection with the powers granted under this Section 9.1, including the power:

(a) to employ and obtain the advice of legal counsel, accountants and other professional advisors as the Stockholders' Representative, in his sole discretion, deems necessary or advisable in the performance of his duties as Stockholders' Representative and to rely on their advice and counsel;

(b) to incur expenses of sale, including fees of legal counsel and accountants incurred pursuant to the sale of the Purchased Assets, and any other fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing;

(c) to settle all claims, disputes or disagreements arising under Article II above;

(d) to settle any claims, disputes or disagreements under Article VI above;

(e) to take any action under Article X below;

(f) to approve any action hereunder which requires the consent, approval or the waiver of the Stockholders;

(g) to extend the Closing Date or change the location of the Closing; and

(h) to execute the Escrow Agreement and take any action in connection therewith.

9.2  Acts of Stockholders' Represent.

(a) The appointment of the Stockholders' Representative in Section 9.1 hereof shall be deemed coupled with an interest and shall be irrevocable, and Purchaser and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Stockholders' Representative as the act of each of the Stockholders in all matters referred to in Section 9.1 above. Each Stockholder hereby ratifies and confirms all that the Stockholders' Representative shall do or cause to be done by virtue of Stockholders' Representative's appointment as Stockholders' Representative of such Stockholder. The Stockholders' Representative shall act for the Stockholders on all of the matters set forth in Section 9.1 hereof in the manner the Stockholders' Representative believes to be in the best interest of the Stockholders and consistent with Stockholders' Representative's obligations under this Agreement, but the Stockholders' Representative shall not be responsible to any Stockholder for any loss or damage any Stockholder may suffer by reason of the performance by the Stockholders' Representative of Stockholders' Representative's duties under this Agreement, including any loss or damage resulting from any error of judgment, mistake of fact or law, or any act done or omitted to be done in good faith, other than loss or damage arising from willful violation of law or gross negligence in the performance of Stockholders' Representative's duties under this Agreement.

(b) Each of the Stockholders hereby expressly acknowledges and agrees that the Stockholders' Representative is authorized to act on behalf of such Stockholder notwithstanding any dispute or disagreement among the Stockholders, and that the Purchaser shall be entitled to rely on any and all action taken by the Stockholders' Representative under this Agreement without liability to, or obligation to inquire of, any of the Stockholders. Purchaser is hereby expressly authorized to rely on the authority and genuineness of the signature of the Stockholders' Representative on any instrument, certificate or document. Upon receipt of any writing which reasonably appears to have been signed by the Stockholders' Representative, Purchaser may act upon the same without any further duty of inquiry as to the genuineness of the writing.

9.3  Replacement of Stockholders' Representative.  If the Stockholders' Representative resigns or ceases to function in Stockholders' Representative's capacity for any reason whatsoever, then a majority-in-interest of the Stockholders shall appoint another Stockholder as a successor Stockholder Representative; provided, however, that, if for any reason no such successor has been appointed within thirty (30) days, then any Stockholder or Purchaser shall have the right to petition a court of competent jurisdiction for appointment of another Stockholder as a successor Stockholder Representative. A "majority-in-interest" means those Stockholders entitled to vote a majority of the stock of either GWI or GEM.

9.4  Indemnification of Stockholders' Representative.  The Stockholders do hereby jointly and severally agree to indemnify and hold the Stockholders' Representative harmless from and against any and all liability, loss, cost, damage or expense (including without limitation fees and expenses of legal counsel) reasonably incurred or suffered as a result of the performance of Stockholders' Representative's duties under this Agreement except for actions constituting gross negligence or willful misconduct.

9.5  Proof of Authority.  Each Stockholder shall execute and deliver to the Stockholders' Representative such further documents requested by the Stockholders' Representative, if any, as may be necessary to the efficient proof of his authority to act and to exercise the powers granted the Stockholders' Representative under this Article VIII.

9.6  Survivability of Power.  EACH STOCKHOLDER INTENDS FOR THE AUTHORIZATIONS AND AGREEMENTS IN THIS ARTICLE VIII TO REMAIN IN FORCE AND NOT BE AFFECTED IF SUCH STOCKHOLDER SUBSEQUENTLY BECOMES MENTALLY OR PHYSICALLY DISABLED OR INCOMPETENT, AND DOES HEREBY DIRECT THAT NO FILING OF AN INVENTORY NOR POSTING OF A SURETY BOND BE REQUIRED.

ARTICLE X
TERMINATION

10.1  Termination.  This Agreement may be terminated at any time before the Closing Date:

(a) by mutual written consent of the Purchaser, Seller and the Stockholders;

(b) by Purchaser, if any of the conditions set forth in Article VII hereof shall not have been satisfied on or before the Closing Date;

(c) by Seller if any of the conditions set forth in Article VIII hereof shall not have been satisfied on or before the Closing Date;

(d) by Purchaser in the event Seller or any of the Stockholders shall have breached any representation or warranty contained in this Agreement or failed to perform and comply with all agreements, conditions and obligations required by this Agreement to be performed or complied with by Seller or any of the Stockholders prior to or on the Closing Date; or

(e) by Seller if Purchaser has breached any representation or warranty contained in this Agreement or if Purchaser shall have failed to perform and comply in all material respects with all agreements, conditions and obligations required by this Agreement to be performed or complied with by it prior to or at the Closing.

10.2  Effects of Termination.  In the event this Agreement is terminated pursuant to Section 10.1(a), (b) or (c) above, no party shall have any further obligations to the others hereunder. In the event of a termination of this Agreement pursuant to Sections 10.1(d) or (e) above, the terminating party shall retain all of its rights and remedies available at law or in equity, including without limitation the provisions set forth above in Section 2.1(a)(ii) with respect to the payment of the fees and expenses of the Auditor.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1  Severability.  If any provision of this Agreement is prohibited by the laws of any jurisdiction as those laws apply to this Agreement, that provision shall be ineffective to the extent of such prohibition and/or shall be modified to conform with such laws, without invalidating the remaining provisions hereto.

11.2  Modification.  This Agreement may not be changed or modified except in writing specifically referring to this Agreement and signed by each of the parties hereto.

11.3  Assignment, Survival and Binding Agreement.  This Agreement and the Transaction Documents may not be assigned by Purchaser, except to an "Affiliate" of Purchaser, and may not be assigned by Seller or any of the Stockholders, without the prior written consent of Purchaser. "Affiliate" of Purchaser means an entity that directly or indirectly controls, is controlled by or is under common control with Purchaser. The terms and conditions hereof shall survive the Closing as provided herein and shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

11.4  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.5  Notices.  All notices, requests, demands, claims or other communications hereunder will be in writing and shall be personally delivered, sent by a recognized overnight delivery service which guarantees next day delivery ("Overnight Delivery") or mailed by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below:

If to Seller or the Stockholders:	IN A SEALED ENVELOPE MARKED PRIVILEGED AND CONFIDENTIAL
Mr. Alan W. Butler Gutter World, Inc. 2745 Bankers Industrial Way Atlanta, Georgia 30360
with a copy to:	Wagner, Johnston & Rosenthal, P.C. 1200 Tower Place 3340 Peachtree Road, N.E. Atlanta, Georgia 30326 Attention: C. David Johnston, Esq.
If to Purchaser:	Amerimax Home Products, Inc. 5445 Triangle Parkway, Suite 350 Norcross, Georgia 30092 Attention: J. David Smith Chief Executive Officer Scott Vansant Chief Financial Officer
with a copy to:	Arnall Golden & Gregory, LLP 2800 One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 Attention: Jeffrey B. Stewart, Esq.

or at such other address as any party hereto notifies the other parties hereof in writing. The parties hereto agree that notices or other communications that are given in accordance herewith (i) by personal delivery, will be deemed effective on the day sent or on the first business day thereafter if not sent on a business day, provided the sender has evidence of delivery and receipt thereof by the receiving party, (ii) by Overnight Delivery, will be deemed effective on the first business day immediately following the date sent, and (iii) by U.S. mail, will be effective three (3) business days immediately following the date sent. For purposes of this Agreement, a "business day" is a day on which Purchaser is open for business and shall not include a Saturday or Sunday or legal holiday. Notwithstanding anything to the contrary in this Agreement, no action shall be required of the parties hereto except on a business day and in the event an action is required on a day which is not a business day, such action shall be required to be performed on the next succeeding day which is a business day.

11.6  Entire Agreement; No Third Party Beneficiaries.  This Agreement, together with the Exhibits and Schedules attached hereto, constitutes the entire agreement between the parties as to the subject matter hereof, and supersedes any and all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, is not intended to confer upon any person other than Seller, Purchaser and the Stockholders, any rights or remedies hereunder.

11.7  Further Assurances.  The parties to this Agreement agree to execute and deliver, both before and after the Closing, any additional information, documents or agreements contemplated hereby and/or necessary or appropriate to effect and consummate the transactions contemplated hereby. Each of the

Stockholders and Seller agree to provide to the Purchaser, both before and after the Closing, such information as the Purchaser may reasonably request in order to consummate the transactions contemplated hereby and to effect an orderly transition of the Business following Closing.

11.8  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED UNDER AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA, WITHOUT REGARD TO THE PRINCIPLES THEREOF RELATING TO CONFLICT OF LAWS.

11.9  Pronouns.  All personal pronouns in this Agreement, whether used in the masculine, feminine or neuter gender shall include all other genders, and the singular shall include the plural and the plural shall include the singular.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

PURCHASER: AMERIMAX HOME PRODUCTS, INC.
By:
Title:
SELLER: GUTTER WORLD, INC.
By:
Title:
GLOBAL EXPANDED METALS, INC.
By:
Title:

STOCKHOLDERS of GUTTER WORLD, INC.:	STOCKHOLDERS of GLOBAL EXPANDED METALS, INC.:
Alan W. Butler	Alan W. Butler
Bahram Ahlzadeh	Bahram Ahlzadeh
R. Randall Rollins	R. Randall Rollins
Burt R. Ahlzadeh Bahram Ahlzadeh for Burt R. Ahlzadeh as Custodian and by Proxy U/A dated 1-1-93.

LIST OF SCHEDULES AND EXHIBITS

Schedule 1.1(l)	Vehicles
Schedule 1.2	Excluded Assets
Schedule 2.3(e)	Additional Liabilities
Schedule 2.4	Allocation of Purchase Price
Schedule 3.1	Foreign Qualification
Schedule 3.2	Officers and Directors
Schedule 3.4	Consents
Schedule 3.5	Capitalization
Schedule 3.6	Compliance with Laws
Schedule 3.7	Licenses and Permits
Schedule 3.8	Seller 1999 Audited Financial Statements
Schedule 3.8(c)	Adjustments to 1999 EBITDA
Schedule 3.10	Deposits
Schedule 3.13	Fixed Assets
Schedule 3.14	Accounts Receivable
Schedule 3.15	Bank Accounts
Schedule 3.16	Contracts
Schedule 3.17(a)	Intellectual Property
Schedule 3.17(b)	Y2K Compliance
Schedule 3.18	Lease Property Disclosures
Schedule 3.19	Litigation; Judgments
Schedule 3.20	Insurance
Schedule 3.21	Benefit Plans
Schedule 3.21(g)	Accrued Vacation
Schedule 3.22	Immigration Matters
Schedule 3.24	Material Changes
Schedule 3.25	Related Party Transactions
Schedule 3.26	Environmental Matters
Schedule 3.27(a)	Employees and Labor Relations
Schedule 3.27(b)	Employee Claims
Exhibit 2.1	Escrow Agreement
Exhibit 5.2	Non-Disclosure Agreement
Exhibit 5.5A-1	GWI Noncompetition Agreement
Exhibit 5.5A-2	GEM Noncompetition Agreement
Exhibit 5.5B-1	Stockholder of GWI Noncompetition Agreement
Exhibit 5.5B-2	Stockholder of GEM Noncompetition Agreement
Exhibit 5.6A	Butler Employment Agreement
Exhibit 5.6B	Alzadeh Employment Agreement
Exhibit 5.8	Press Release
Exhibit 7.4(d)-1	Bill of Sale of GWI
Exhibit 7.4(d)-2	Bill of Sale of GEM
Exhibit 7.4(e)-1	Assignment and Assumption Agreement of GWI
Exhibit 7.4(e)-2	Assignment and Assumption Agreement of GEM
Exhibit 7.4(h)	Opinion of Seller's and Stockholders' Counsel
Exhibit 7.4(n)	Software License Agreement
Exhibit 7.10	New Real Property Lease

QuickLinks

Exhibit 2.2 Final Version
ASSET PURCHASE AGREEMENT
W I T N E S S E T H:
ARTICLE I PURCHASE AND SALE OF PURCHASED ASSETS
ARTICLE II PURCHASE PRICE; ASSUMPTION OF LIABILITIES
ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER AND STOCKHOLDERS
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
ARTICLE V ADDITIONAL COVENANTS
ARTICLE VI INDEMNIFICATION
ARTICLE VII CONDITIONS TO OBLIGATIONS OF THE PURCHASER TO CLOSE
ARTICLE VIII CONDITIONS TO SELLER'S AND THE STOCKHOLDERS' OBLIGATIONS
ARTICLE IX STOCKHOLDERS' REPRESENTATIVE
ARTICLE X TERMINATION
ARTICLE XI MISCELLANEOUS PROVISIONS
LIST OF SCHEDULES AND EXHIBITS